Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

May 17, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Burger King Holdings, Inc.
Registration Statement on Form S-1 Registration No. 333-131897

Dear Sir/Madam:

     In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, Burger King Holdings, Inc. (the “Company”) hereby withdraws its acceleration request dated May 10, 2005 and requests that the effective date for the Registration Statement referred to above (the “S-1 Registration Statement”) be accelerated so that it will be declared effective at 2:00 p.m. Eastern Daylight Time on May 17, 2006, or as soon thereafter as is practicable, unless we request by telephone that such Registration Statement be declared effective at some other date or time. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

     We understand that the Company’s Registration Statement on Form 8-A (filed with the Commission on May 9, 2006, File No. 001-32875) under the Securities Exchange Act of 1934, as amended, shall become effective simultaneously with the S-1 Registration Statement pursuant to General Instruction A(c)(2) of Form 8-A.

     In connection with this request, the Company acknowledges that the disclosure in the filing is its responsibility. The Company represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company asserts that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective

Securities and Exchange Commission	2	May 17, 2006

does not relieve the Company from its full responsibility of the adequacy of the disclosures in the filing.

Sincerely,

Burger King Holdings, Inc.

By:	/s/ ANNE CHWAT

Anne Chwat
General Counsel and
Corporate Secretary

cc:	Philip Smith
KPMG LLP

William F. Gorin, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Jeffrey Small Deanna Kirkpatrick Christopher S. Schell Davis Polk & Wardwell